MILESTONE INTERNATIONAL, CORP.

9 Tankovaya Street, Ste. 2

Kaliningrad, Russia, 236038

Telephone +40312210477

E-mail: milestoneinternationalcorp@gmail.com

November 21, 2013

Ms. Katherine Wray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Milestone International, Corp.

       Registration Statement on Form S-1

       Filed August 20, 2013

       File No. 333-190726

Dear Ms. Wray:

Further to your letter dated September 16, 2013, concerning the deficiencies in Form S-1 filed on August 20, 2013, we provide the following responses:

Response to comment #1: In response to this comment we have referred to Rule 405 of Regulation C under the Securities Act of 1933, as amended, which defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. While Milestone International, Corp. is a development stage company, it is not a shell company. We do not believe that we can be classified as a company having “no or nominal operations”. From inception, the Registrant’s management has devoted a significant amount of time to form the company and to develop its business plan. In furtherance of the Registrant’s planned business, the Registrant’s management researched and analyzed the existing interior design and project management market in Kaliningrad province of the Russian Federation. As a result we came to conclusion that there is a demand for interior design and project management services and there is opportunity to build a profitable interior design business. In addition, on July 18, 2013 we signed Interior Design Agreement with DomReklamy, Ltd. and on August 30, 2013 our first revenue of $1,000 was realized pursuant to the signed agreement.  To date, the following work was commenced pursuant to the agreement:

-  DomReklamy’s project requirements along with necessary documents and preferences were determined;

- A preliminary study of the design concepts was conducted;

- Illustrations and other materials to show the suggested interior design options were prepared;

Currently, further work is being done to fully commence the work pursuant to the signed Interior Design  Agreement.

The Registrant does not believe that the above-mentioned activities and the various other activities it has undertaken in the furtherance of its planned business can be classified as having “no or nominal operations”.

Response to comment #2: We have revised our prospectus in accordance with the comments of the Commission to refer to the Issuer by the correct name throughout the filing.

Response to comment #3: We have revised our disclosure throughout to clarify the geographic scope of our intended initial operations and to more specifically describe where we will initially conduct our business (Kaliningrad province of the Russian Federation). We also provided a brief description of Kaliningrad.

Response to comment #4: In response to this comment we provided more specific information on the market where we expect to initially conduct our business. We also described the nature of our intended customers and the size of the anticipated potential market for our services.

Response to comment #5: In response to this comment we stated more clearly on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity:

“Milestone International, Corp. is not a Blank Check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company or companies, or other entity.

Response to comment #6: In response to this comment we reviewed each risk factor and caption to ensure that they clearly convey a separate detailed risk to investors regarding your company, industry or the offering. We also revised our disclosure to avoid repetition.

Response to comment #7:  In response to this comment we added a risk factor disclosure informing potential investors of how the regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies and discussed the resulting risks.

OUR COMMON SHARES ARE NOT REGISTERED UNDER THE EXCHANGE ACT. AS A RESULT, WE WILL NOT BE SUBJECT TO THE FEDERAL PROXY RULES AND OUR DIRECTORS, EXECUIVES OFFICERS AND 10% BENEFICIAL HOLDERS WILL NOT BE SUBJECT TO SECTION 16 OF THE EXCHANGE ACT. IN ADDITION OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE EXCHANGE ACT MAY BE SUSPENDED AUTOMATICALLY IF WE HAVE FEWER THAN 300 SHAREHOLDERS OF RECORD ON THE FIRST DAY OF OUR FISCAL YEAR.

Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than 500 shareholders or record, in accordance with Section 12(g) of the Exchange Act.  As a result, although, upon the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file annual, quarterly, and current reports pursuant to Section 15(d) of the Exchange Act, as long as our common shares are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules.  In addition, so long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act.  Section 169a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively.  Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereunder.

Furthermore, so long as our common shares are not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record.  This suspension is automatic and does not require any filing with the SEC.  In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

Response to comment #8: In response to this comment we revised our filing throughout to reflect that we will not be a fully reporting company following the effectiveness of the registration statement.

Response to comment #9: Please refer to our response #7.

Response to comment #10: In response to the comment we revised our filing as requested.

Response to comment #11: We described the extent to which any of the exemptions available to growth emerging companies under the JOBs Act will continue to be available to us as long as we are a smaller reporting company.

Response to comment #12: We did not present any written communication to potential investors. We do not have any written materials or research reports about us that have been published or distributed, and there is no any broker or dealer that is participating or will participate in our offering.

Response to comment #13: In response to the comment the company referred to Securities Act Release No 33-7856 (April 28, 2000) and disclosed all quantitative and qualitative business and industry data used in the prospectus on page 28 as requested. It was marked with ** in the prospectus and underlined throughout the document filed as EDGAR correspondence.

Response to comment #14:  On August 30, 2013 we realized our first revenues of $1,000 pursuant to the agreement signed on July 18, 2013 with DomReklamy, Ltd. To date, the following work was commenced pursuant to the agreement:

-  DomReklamy’s project requirements along with necessary documents and preferences were determined;

- A preliminary study of the design concepts was conducted;

- Illustrations and other materials to show the suggested interior design options were prepared;

Currently, further work is being done to fully commence the work pursuant to the signed Interior Design  Agreement. Therefore, we consider DomReklamy to be a paying customer.

Response to comment #15: In response to the comment we revised the description of Mr. Bryshtsel’s work experience. We also added the risk factor discussing the potential conflicts of interests.

Because our sole director has an interest in a company involved in the same industry, there is a potential conflict of interest, including the amount of time he is able to dedicate to Milestone International Corp. and its business.

Our sole director Mr. Bryshtsel is associated with another company that is engaged in business activities similar to those conducted by us. Mr. Bryshtsel is working as interior designer for AIDA, a Kaliningrad based studio of architecture and design. AIDA is not an affiliate of Milestone International, Corp.

Potential conflict of interest may arise in future that may cause our business to fail, including conflict of interest in allocating Mr. Bryshtsel’s time to our company as well as additional conflict of interests over determining to which entity a particular business opportunity should be presented. While our sole officer and director has verbally agreed to present business opportunities first to us, subject to any pre-existing duty he may have, we have not adopted a policy that expressly prohibits our sole officer and director Mr. Bryshtsel from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to which entity particular business opportunities should be presented, our sole officer and director Mr. Bryshtsel may favor his own interests and the interests of AIDA over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.

Response to comment #16: In response to this comment we provide you with the Cyrillic character spelling of Mr. Bryshtsel’s name: Бриштель Егор Сергеевич

Response to comment #17: Because we are not a shell company, we believe that this discussion accurately describes ability of our selling security holders to relay on Rule 144 under Security Act of 1933, as amended.

Response to comment #18: In response to the comment the company revised the prospectus as requested:

Response:  The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. The above provisions in our articles of incorporation and bylaws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

Response to comment #19: We filed the subscription agreement referenced on page 19 as Exhibit 10.2 to our registration statement.

Response to comment #20: Our counsel has revised the opinion in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company at milestoneinternationalcorp@gmail.com or W. Scott Lawler 4960 S. Gilbert Ave., Ste. 1-11 Chandler, AZ 85249 tel: (602) 466-3666

Thank you.

Sincerely,

/S/ Yahor Bryshtsel

Yahor Bryshtsel, Director